FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 5, 2017

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company
U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil
U(Address of principal executive offices)

Gustavo Javier Lopez,
Chief Administrative Officer and Investor Relations Officer,
Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com
1309 Av. Brigadeiro Faria Lima, 5th floor
São Paulo, São Paulo 01452-002, Brazil
U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Management Message

São Paulo, September 1st, 2017.

Dear Shareholder,

In the light of the Call Notice published on the date hereof, in reference to the Ordinary and Extraordinary Shareholders’ Meeting, we would like to underscore the importance of your participation in said meetings, which will be held on October 2nd, 2017. It is extremely important that we are able to decide the following at the aforementioned Ordinary and Extraordinary Shareholders’ Meeting: (1) at the Annual Ordinary Meeting: (1.1.) to examine the management accounts, analyze, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on June 30th, 2017, including the Independent Auditors’ opinion and the Fiscal Council Report; (1.2.) to resolve on the allocation of the financial result of the fiscal year ended on June 30th, 2017 and the distribution of dividends; (1.3.) the determination of the number of the members to comprise the Company’s Board of Directors, as well as (i) the reelection of Messrs. Eduardo S. Elsztain, Alejandro G. Elsztain, Saul Zang, João de Almeida Sampaio Filho, Isaac Selim Sutton, Fabio Schuler de Medeiros and Ricardo de Santos Freitas for sitting members of the Company’s Board of Directors; (ii) election of Messrs. Carlos Blousson and Alejandro Casaretto to the positions of sitting members of the Board of Directors; and (iii) the election of Messrs. Carolina Zang and Gastón Armando Lernoud to the positions of first and second alternate members of the Board of Directors, respectively; (1.4) the reelection of Messrs. Fabiano Nunes Ferrari, Ivan Luvisotto Alexandre and Débora de Souza Morsch for sitting members of the Company’s Fiscal Council, as well as the reelection of Mrs. Daniela Gadben and the election of Messrs. Marcos Paulo Passoni and Luciana Terezinha Simão Villela for alternate members of the Company’s Fiscal Council; (1.5) to establish the Company’s management annual overall compensation for the fiscal year initiated on July 1st, 2017; and, (2) at the Extraordinary Meeting: (2.1.) to resolve on the Company’s proposal for Long-term Incentive Plan in Shares (“LTI Plan”), as provided for in article 20, item X, of the Company’s Bylaws, in substitution to the Stock Option Plan approved at the Extraordinary General Meeting held on November 14, 2008, which shall be canceled upon approval of the LTI Plan.

Precisely for this purpose, and by means hereof, we hereby provide you with following supplemental and clarificatory information regarding the matters on the agendas for the Ordinary and Extraordinary Meeting to be held on October 2nd, 2017, as follows:

1. At Annual Ordinary Meeting:

(1.1) Financial Statements. The Management of Brasilagro recommends that you vote in favor of approving the Management Report and the Financial Statements along with the independent auditors’ and the Fiscal Council’s reports for the year ended June 30, 2017, which are available on the websites of the Company (www.brasil-agro.com), the São Paulo Stock Securities, Commodities and Futures Exchange– BM&FBOVESPA (www.bmfbovespa.com.br) and the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br).

(1.2) Allocation of the financial result for the fiscal year ended June 30, 2017. The Management of BrasilAgro recommends that you vote to approve the proposal to allocate the net income booked for the fiscal year ended June 30, 2017, as follows:

Net Profit at Year-End (after IR and CSLL deductions): (-) Accumulated losses:	$R 27,309,809.81
Net Income for the Year:	$R 27,309,809.81
(-) Legal Reserve (5%):	$(R 1,365,490.49)
Adjusted Net Income:	$R 25,944,319.32
Compulsory Dividends (25%):	$(R 6,486,079.83)
Proposed Additional Dividends (25%)	$(R 6,486,079.83)
Reserve for Investment and Expansion (50%):	$(R 12,972,159.66)

LEGAL RESERVE: Pursuant to article 193 of Law 6,404/76, five per cent (5%) of Net Income, in the amount of one million, three hundred and sixty-five thousand, four hundred and ninety Brazilian Reais and forty-nine cents (R$ 1,365,490.49) shall be allocated to the constitution of Legal Reserve.

DIVIDENDS: Pursuant to article 36 of the Company’s Bylaws and to Article 202 of Law 6,404/76, the shareholders holding common shares issued by the Company, shall be paid dividends in the total amount of twelve million, nine hundred seventy-two thousand, one hundred and fifty-nine Brazilian Reais and sixty-six cents (R$ 12,972,159.66), corresponding to twenty-four cents (R$0.24) per share on 06.30.2017. The payment of dividends shall be carried out in up to thirty (30) days counted as of the date of their statement. The dividends shall be paid to those holding shareholding position at the Company at the end of the date on which the Annual Shareholders' Ordinary Meeting approving the financial statements for the fiscal year ended on 06.30.2017 is held, it being understood that, as of the following day, the Company’s shares shall be traded “ex” dividends.

RESERVE FOR INVESTMENT AND EXPANSION: The outstanding balance of the Adjusted Net Income, pursuant to article 36, subparagraph (c), of the Company’s By Laws, in the amount of twelve million, nine hundred seventy-two thousand, one hundred and fifty-nine Brazilian Reais and sixty-six cents (R$ 12,972,159.66), shall be allocated to the Reserve for Investment and Expansion, whose purpose is the carrying out of investments for development of the Company’s activities, investments in properties and in the acquisition of new properties aiming at the expansion of the Company’s activities, in addition to investments in infrastructure for expansion of the Company’s production capacity. The Reserve for Investment and Expansion may be used to back the acquisition by the Company the shares of its own issuance, subject to the terms and conditions of the repurchase program of shares approved by the Board of Directors.

We would also like to mention that the currently proposed allocation is clearly reflected in the Financial Statements drafted by the Company’s management, which have already been widely disclosed as required by applicable legislation.

1.3. Determination of the number of members to comprise the Company’s Board of Directors, and the election of respective sitting members and alternate members of the Board of Directors.The Management of Brasilagro recommends that the Board of Directors shall consist of nine (9) members, as well as its shareholders vote in favor of (i) the reelection of Messrs. Eduardo S. Elsztain, Alejandro G. Elsztain, Saul Zang, João de Almeida Sampaio Filho, Isaac Selim Sutton, Fabio Schuler de Medeiros and Ricardo de Santos Freitas, to the positions of sitting members of the Board of Directors; (ii) election of Messrs. Carlos Blousson and Alejandro Casaretto to the positions of sitting members of the Board of Directors; and (iii) the election of Messrs. Carolina Zang and Gastón Armando Lernoud to the positions of first and second alternate members of the Board of Directors, respectively, as originally proposed, for unified mandates to end at the Annual Ordinary General Meeting that approves the financial statements related to the Fiscal year ending June 30, 2019.

1.4. Reelection of the sitting members and alternate members of the Company's Fiscal Council, as well as the annual global compensation of the elected members. The Management of Brasilagro recommends that its shareholders vote in favor of the re-election of Messrs Fabiano Nunes Ferrari, Ivan Luvisotto Alexandre and Débora de Souza Morsch for the positions of sitting members of the Fiscal Council, as well as Marcos Paulo Passoni, Daniela Gadben and Luciana Terezinha Simão Villela for the positions of alternate members of the Fiscal Council, for unified mandates that shall end at the Annual Ordinary General Meeting that approves the financial statements related to the fiscal year ending June 30, 2018. The Management of Brasilagro further recommends that the compensation of the sitting members of the Fiscal Council of the Company is equivalent to ten percent (10%) of that which, on average, is ascribed to each director, not including benefits, representation fees and profit sharing, besides mandatory reimbursement of travel and accommodation expenses required for the performance of their duties, as set forth in Law 6.404/76.

1.5. Management’s Compensation. The Management of BrasilAgro recommends that the annual global compensation of the Company’s managers for the fiscal year started on July 1, 2017, is established at up to eleven million Brazilian Reais (R$11,000,000.00), including all benefits and any amounts for representation, with Board of Directors having authority to subsequently set the individual amounts to be paid to each director, taking into consideration their duties, abilities, professional reputation and the market value of their services.

2. At Extraordinary Meeting:

2.1. Long-term Incentive Plan in Shares (“LTI Plan”). The Management of Brasilagro recommends the approval, by the Shareholders, of the Company's proposed Long-Term Incentive Plan (“LTI Plan”) presented by the Company at the meeting of the Board of Directors held on August 29, 2017, in substitution to the Stock Option Plan approved at the Company's Extraordinary General Meeting held on November 14, 2008, to be canceled in the same act of approval by the Shareholders of the LTI Plan.

A version of the aforementioned Plan is available at the Company website (www.brasil-agro.com).

The Meeting Call Notice in reference to the Ordinary and Extraordinary General Meeting to be held on October 2nd, 2017, can also be viewed on the websites of the Company (www.brasil-agro.com), the São Paulo Stock Securities, Commodities and Futures Exchange– BM&FBOVESPA (www.bmfbovespa.com.br) and the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br).

As a shareholder, you may exercise your right to vote at the above-mentioned General Ordinary and Extraordinary Shareholders’ Meeting by appearing in person at the headquarters of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, located at Avenida Faria Lima No 1.309, fifth floor, São Paulo, at 2.30 p.m. on October 2nd, 2017, or by means of a duly designated legal proxy.

If you have any questions or concerns, please contact us by phone at (55-11) 3035-5374 or by e-mail at ri@brasil-agro.com.

André Guillaumon	Gustavo Javier Lopez
Chief Executive Officer	Investor Relations Officer

Eduardo S. Elsztain
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2017

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ André Guillaumon
		Name:	André Guillaumon
		Title:	Chief Executive Officer and Operation Officer

Date: September 5, 2017
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer and Investor Relations Officer